United States securities and exchange commission logo





                             March 22, 2024

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 3 Africa LLC
       52 Main Street
       Chester, CT 06412

                                                        Re: Energea Portfolio 3
Africa LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 4, 2024
                                                            File No. 024-12383

       Dear Mike Silvestrini:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Cover Page

   1. We note your response to prior comment 1. You mention under "Redemption Plan" at page 35 and elsewhere
in the offering circular a 60-day hold period and additional restrictions on the
ability to sell shares purchased in this offering. In light of these substantial limitations
and the absence of liquidity which results from them, please prominently disclose
here that (1) purchasers of Class A Investor shares may not be able to sell their shares
except by submitting redemption requests to you via your Platform; (2)
                                                        purchasers must hold
their Class A Investor Shares for at least 60 days before they can request redemption of
their shares via your Platform; (3) if you agree to honor a
                                                        redemption request, you
have 90 days to make payment on such redemption; (4) your
                                                        Manager may, in its
sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior
notice; (5) Class A Investor Shares may not be transferred without the Company's consent,
which you can withhold in your sole discretion; and (6) you have
 Mike Silvestrini
Energea Portfolio 3 Africa LLC
March 22, 2024
Page 2
         a right of first refusal to purchase any Class A Investor Shares proposed to be transferred.
         At each place that you discuss redemption or possible sales or transfers of the shares by investors, also add cross-references to risk factors which address related risks and limitations on liquidity.
Risk Factors
We may be subject to claims for rescission or damages from our Investors, page
6

2. We note the revisions you made in response to prior comment 4, and we reissue it in part. Please further revise to also indicate that the Regulation A exemption may have been unavailable for prior sales because of the at-the-market prohibition in Securities Act Rule
         251(d)(3)(ii).
Use of Proceeds, page 8

3. We note your response to prior comment 5. You indicate that you might invest in projects using the Manager's capital before raising "enough capital" from investors. You also suggest that offering proceeds "may be used to pay fees owed to the Manager and its affiliates." Provide updated and current tabular disclosure to reflect all such potential uses, and clarify whether the "fees owed" would be separate and distinct from the amounts referenced in footnote 1 to the table. Additionally, if there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.
Distributions, page 21

4. If true, disclose explicitly here, in the risk factors, and in discussion elsewhere in the offering circular that you have not made any profit to date and that any "distributable cash flow" distributions to investors in the absence of such profit are considered to be a return of capital. Also, please revise generally to ensure that your references to IRR do not potentially result in any reader misunderstanding regarding what the percentages and amounts signify vis-a-vis net income or profit.
Other Solar Energy Funds, page 26

5. We note the reference to offerings up to $75,000,000. Provide updated disclosure regarding the status of all listed offerings, clarifying in each case any offerings which have been terminated. Also, please be sure to consider all related or overlapping comments issued on each open filing before amending the offering circulars for each such filing.
Liability
FirstName toLastNameMike
            Make AdditionalSilvestrini
                                Contributions, page 34
Comapany
6.          NameEnergea
        Please              Portfolio
               revise to describe     3 Africa LLC
                                  in necessary   detail those "circumstances"
in which investors
        might  be required
March 22, 2024 Page 2      to return part or all of a distribution they
received.
FirstName LastName
 Mike Silvestrini
FirstName  LastNameMike     Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
March      NameEnergea Portfolio 3 Africa LLC
       22, 2024
March3 22, 2024 Page 3
Page
FirstName LastName
Redemption Plan, page 35

7. We note your disclosure that your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice for any reason, and you reserve the right to reject any Redemption Request at any time for any reason. Please state this clearly at the outset of this section.
8. Revise to disclose how investors will be able to ascertain the redemption price prior to submitting a redemption request. In addition, we note the disclosure regarding mandatory redemptions at page 33 regarding pricing at 90% of the then-current value of Class A
         Investor Shares "as determined by the Company in accordance with the Financial Model"
         and remind you of prior comment 16.
Exhibits

9. Please file all material contracts required under Part III of Form 1-A. Also, please file a copy of the Redemption Plan as an exhibit. Refer to Item 17(3)(a) of
Part III of Form 1-A.
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      David H. Roberts, Esq.